UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Zoom Video Communications, Inc.

(Name of Issuer)

CLASS A COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

98980L101

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 9890L101	SCHEDULE 13G	Page 2 of 7

1.	NAMES OF REPORTING PERSONS Bin Yuan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 270(1)
	6.	SHARED VOTING POWER 11,971,764(2)
	7.	SOLE DISPOSITIVE POWER 270(1)
	8.	SHARED DISPOSITIVE POWER 11,971,764(2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,972,034
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.9%(3)
12.	TYPE OF REPORTING PERSON IN

(1)	Represents 270 shares of Class A Common Stock held of record by Mr. Yuan.
(2)	Represents 11,971,764 shares of Class A Common Stock held in trusts of which the Reporting Person serves as a cotrustee.
(3)	The percent of class was calculated based on 246,494,822 shares of Class A Common Stock outstanding as of December 31, 2022.

CUSIP No. 9890L101	SCHEDULE 13G	Page 3 of 7

1.	NAMES OF REPORTING PERSONS Cathy Z. Wang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 270(1)
	6.	SHARED VOTING POWER 11,971,764(2)
	7.	SOLE DISPOSITIVE POWER 270(1)
	8.	SHARED DISPOSITIVE POWER 11,971,764(2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,818,925
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.9%(3)
12.	TYPE OF REPORTING PERSON IN

(1)	Represents 270 shares of Class A Common Stock held of record by Ms. Wang.
(2)	Represents 11,971,764 shares of Class A Common Stock held in trusts of which the Reporting Person serves as a cotrustee.
(3)	The percent of class was calculated based on 246,494,822 shares of Class A Common Stock outstanding as of December 31, 2022.

CUSIP No. 9890L101	SCHEDULE 13G	Page 4 of 7

Item 1.	Issuer

(a)	Name of Issuer:

Zoom Video Communications, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

55 Almaden Boulevard, 6th Floor

San Jose, California 95113

Item 2.	Filing Person

(a)	Name of Persons Filing:

(i) Bin Yuan

(ii) Cathy Z. Wang

(b)	Address of Principal Business Office, or if none, Residence:

55 Almaden, Boulevard, 6th Floor

San Jose, California, 95113

(c)	Citizenship:

United States of America

(d)	Title of Class of Securities:

Class A Common Stock, $0.001 par value per share, (the “Common Stock”)

(e)	CUSIP Number:

98980L101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

CUSIP No. 9890L101	SCHEDULE 13G	Page 5 of 7

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

(a) - (c)	Amount beneficially owned:

Mr. Yuan directly owns, and has sole voting and dispositive power over, 270 shares of Class A Common Stock, representing less than 1% of the shares of Class A Common Stock. Ms. Wang directly owns, and has sole voting and dispositive power over, 270 shares of Class A Common Stock, representing less than 1% of the shares of Class A Common Stock. Mr. Yuan and Ms. Wang have shared voting and dispositive power over 11,971,764 shares of Class A Common Stock held in trusts for which they serve as cotrustees, representing 4.9% of the shares of Class A Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

CUSIP No. 9890L101	SCHEDULE 13G	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2023

Bin Yuan

/s/ Bin Yuan

Cathy Z. Wang

/s/ Cathy Z. Wang

CUSIP No. 9890L101	SCHEDULE 13G	Page 7 of 7

Exhibit

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 as amended, the undersigned hereby agree that only one statement containing information required by Schedule 13G needs to be filed with respect to the ownership by each of the undersigned of shares of Class A common stock of Zoom Video Communications, Inc.

Dated: February 14, 2023

/s/ Bin Yuan
Bin Yuan

/s/ Cathy Z. Wang
Cathy Z. Wang